BLUE DOT MOTORWORKS INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets. 3

    Statements of Operations 4

    Statements of Changes in Stockholders' Deficit 5

    Statements of Cash Flows 6

    Notes to Financial Statements 7



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Blue Dot Motorworks Inc.
Seattle, Washington

We have reviewed the accompanying financial statements of Blue Dot Motorworks Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9 certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 14, 2026
Calabasas, CA 91302

BLUE DOT MOTORWORKS INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	**2025**	**2024**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 47	$ 212
Total Current Assets	**47**	**212**
Total Assets	**$ 47**	**$ 212**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Line of Credit- Related Party	$ 296,246	$ 276,735
Total Current Liabilities	**296,246**	**276,735**
Total Liabilities	**296,246**	**276,735**
STOCKHOLDERS' DEFICIT		
Common Stock	83	83
Subscription Receivable	(83)	(83)
Accumulated Deficit	(296,199)	(276,524)
Total Stockholders' Deficit	**(296,199)**	**(276,524)**
Total Liabilities and Stockholders' Deficit	**$ 47**	**$ 212**

See accompanying notes to financial statements.

BLUE DOT MOTORWORKS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,		**2025**		**2024**
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Revenue		-		-
Gross Profit/(Loss)		-		-
Operating Expenses				
General and Administrative		19,675		37,814
Total Operating Expenses		19,675		37,814
Operating Loss		(19,675)		(37,814)
Interest Expense		-		-
Other Income		-		-
Loss before provision for income taxes		(19,675)		(37,814)
Provision/(Benefit) for income taxes		-		-
Net Loss	**$**	**(19,675)**	**$**	**(37,814)**

See accompanying notes to financial statements.

BLUE DOT MOTORWORKS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscription receivable	Accumulated Deficit	Total Stockholders' Deficit
Balance—December 31, 2023	**8,318,385**	**83**	**(83)**	**$ (238,710)**	**$ (238,710)**
Net Loss	-	-	-	(37,814)	(37,814)
Balance—December 31, 2024	**8,318,385**	**$ 83**	**$ (83)**	**$ (276,524)**	**$ (276,524)**
Net Loss	-	-	-	(19,675)	(19,675)
Balance—December 31, 2025	**8,318,385**	**$ 83**	**$ (83)**	**$ (296,199)**	**$ (296,199)**

See accompanying notes to financial statements.

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (19,675)	$ (37,814)
Changes in Operating Assets and Liabilities:		
Other Current Liabilities	3,600	4,400
Net Cash Used In Operating Activities	(16,075)	(33,414)
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Related Party Loan	15,911	33,234
Net Cash Used in Financing Activities	**15,911**	**33,234**
Change in Cash	**(164)**	**(180)**
Cash - Beginning of The Year	212	392
Cash - End of The Year	$ 47	$ 212
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1.   NATURE OF OPERATIONS

Blue Dot Motorworks Inc. was incorporated on February 19, 2021, in the state of Delaware. The financial statements of Blue Dot Motorworks Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Blue Dot Motorworks Inc. (Blue Dot) is a C-corporation incorporated in Delaware. Blue Dot's mission is to develop and bring to market novel technologies for decarbonizing road transportation. The initial technology offering is a family of retrofit kits that together can convert nearly any light duty vehicle into a plug-in hybrid.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ending on June 30 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Line of Credit (Related Party)

The Company accounts for its line of credit with a related party in accordance with applicable guidance for debt under U.S. GAAP. Borrowings under the line of credit are initially recognized at the principal amount received, net of any debt issuance costs, if applicable.

The line of credit is non-interest bearing; accordingly, the Company evaluates whether imputed interest should be recognized in accordance with applicable guidance. Interest expense, if any, is recognized using the effective interest method.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is currently in the pre-revenue stage and will earn revenue from the sale of retrofit kits that convert light duty vehicles into plug-in hybrids.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 - Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2025	2024
Deferred Compensation	113,000	109,400
Total Other Current Liabilities	**$ 113,000**	**$ 109,400**

4.   EQITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with $0.00001 par value. As of December 31, 2025, and December 31, 2024, 8,318,385 shares of Common Stock have been issued and are outstanding.

5.   DEBT

Line of Credit- Related Party

The Company entered into a Line of Credit Promissory Note with an individual lender on January 1, 2024. Under the terms of the agreement, the lender agreed to provide a revolving line of credit with a maximum aggregate principal amount of up to $1,000,000. The Company may draw funds from time to time and is permitted to reborrow amounts that have been repaid. The outstanding principal balance bears interest at a rate of 0% per annum. Interest, if any, is calculated based on a 365-day year and is payable quarterly in arrears. The outstanding principal balance is due and payable on the earlier of (i) December 31, 2028 or (ii) the closing of a qualified financing, defined as an equity financing with gross proceeds of at least $3,000,000. The Company may prepay the outstanding balance, in whole or in part, at any time without penalty. As of December 31, 2025 and December 31, 2024, the outstanding balance under this line of credit was $296,246 and $276,735, respectively.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

As of Year Ended December 31,		2025		2024
Net Operating Loss	$	(5,843)	$	(11,231)
Valuation Allowance		5,843		11,231
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of Year Ended December 31,		2025		2024
Net Operating Loss	$	(87,971)	$	(82,127)
Valuation Allowance		87,971		82,127
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $296,199. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

The Company entered into a line of credit arrangement with Tom Gurski, the Company's Chief Executive Officer and a major shareholder, and therefore a related party. The facility provides for borrowings of up to $1,000,000, is non-interest bearing, and is due upon maturity on December 31, 2028 or upon a qualified financing event. As of December 31, 2025 and 2024, the outstanding balance under this line of credit was $296,246 and $276,735, respectively.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company has entered into an arrangement with a consultant whereby fees are payable only upon the consummation of a qualifying financing transaction. Accordingly, the Company has accrued consulting expenses of $113,000 and $109,400 as of December 31, 2025, and 2024, respectively, which remain contingent upon such financing being completed.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   GOING CONCERN

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company's current liabilities exceed the current assets and the Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

10.   SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.